UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14C

PROXY STATEMENT PURSUANT TO SECTION 14(C) OF THE SECURITIES
EXCHANGE ACT OF 1934

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HuntMountain Resources

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HuntMountain Resources
1611 N. Molter Road, Suite 201
Liberty Lake, Washington 99019

Notice of Annual Meeting of Shareholders
To be Held on June 27, 2006

Dear Shareholder:

We are pleased to invite you to attend our Annual Meeting of Shareholders of HuntMountain Resources, which will be held at 2:00 PM, Pacific Daylight Time on June 27, 2006, at 1611 N. Molter Road, Ste. 201, Liberty Lake, Washington. The primary business of the meeting will be to:

- Elect three (3) members to the Board of Directors for a one year term or until their respective successors are elected and qualified;
- Transact such other business as may properly come before the meeting or any adjournment thereof.

Only Shareholders of record on the books of the Company at the close of business on May 15, 2006, the record date fixed by the Board of Directors, are entitled to notice of and to vote at the Annual Meeting and at any postponements or adjournments thereof.

We Are Not Asking You for a Proxy and You are Requested Not To Send Us A Proxy.

HuntMountain Resources has experienced an exciting year of growth and development, and we are working hard to achieve greater success in the year ahead. Thank you for taking part in this venture as an investor and shareholder, and we look forward to seeing you at the Shareholders Meeting on June 27, 2006.

Sincerely,

/s/ Tim Hunt

Tim Hunt, President

HuntMountain Resources
1611 North Molter Road, Suite 201
Liberty Lake, Washington 99019

INFORMATION STATEMENT
Relating to
Annual Meeting of Shareholders
To be held on June 27, 2006

INTRODUCTION

This Information Statement is being furnished by the Board of Directors of HuntMountain Resources, (the "Company") to holders of shares of the Company's $0.001 par value Common Stock (the "Common Stock") in connection with the Annual Meeting of Shareholders of the Company to be held on June 27, 2006, and any postponements or adjournments thereof (the "Annual Meeting"), for purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. This Information Statement is first being mailed to the Shareholders on or about June 6, 2006.

Management is the record and beneficial owner of 24,750,898 shares (approximately 77.48%) of the Company's outstanding Common Stock. It is management's intention to vote all of its shares in favor of each matter to be considered by the Shareholders.

PURPOSE OF THE ANNUAL MEETING

Election of Directors

At the Annual Meeting, shareholders entitled to vote will be asked to consider and take action on the election of three directors to the Company's Board of Directors, each to serve for a one year term or until their respective successors are elected and qualified.

Other Business

To transact such other business as may properly come before the Annual Meeting or any postponements or adjournments thereof.

VOTING AT ANNUAL MEETING

**1.	Record Date.** The Board of Directors of the Company has fixed the close of business on May 15, 2006 as the record date for the purpose of determining Shareholders of the Company entitled to notice of and to vote at the Annual Meeting. At the close of business on that date, the Company had 31,944,132 issued and outstanding shares of Common Stock. A majority of such shares will constitute a quorum for the transaction of business at the Annual Meeting.

**2.	Voting Power.** Shareholders of the Common Stock of the Company are entitled to one vote for each share held. There is no cumulative voting for directors.

**3.	Principal Shareholders.** The following table sets forth information regarding the number and percentage of shares of Common Stock of the Company held by any person known to the Company to be the beneficial owner of more than five percent and each director, each of the named executive officers and directors and officers as a group.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of May 1, 2006 regarding any person known to the Company to be the beneficial owner of more than five percent of any class of the Company's voting securities.

Title of Class	Name & Address of Benefical Owner	Amount & Nature of Benefical Ownership	Percent of Class
Common	Hunt Family Limited Partnership	23,186,198 (1)	72.58%
Common	Tim Hunt	24,244,898 (2)	75.31%

(1) Tim Hunt, who is President and Chairman of the Company, and his wife, Resa J. Hunt, are the general partners of Hunt Family Limited Partnership.

(2) Of the 24,244,898 shares beneficially owned by Tim Hunt; 23,186,198 shares are owned by the Hunt Family Limited Partnership (HFLP); 300,000 shares are directly and jointly owned by Tim and Resa Hunt; 300,000 are indirectly owned by Zacharias Hunt, a dependent child of Tim and Resa Hunt. Tim Hunt directly owns options to purchase 250,000 Common Shares.

Security Ownership of Management

The following table sets out as of May 1, 2006, the names and shareholdings of each director and executive officer of the Company, and the shareholdings of all directors and executive officers as a group. At such date, the number of issued and outstanding shares of common stock of the Company was 31,944,132 and there were an additional 690,000 shares that could potentially be issued within the next sixty days upon the exercise of vested stock options.

Name of Person or Group	Amount and Nature of Beneficial Ownership (all direct unless otherwise noted)	% of class (7)
Tim Hunt (1) (2) (3) (4) 1611 N. Molter Road, Ste 201 Liberty Lake, WA 99019	23,944,898	74.38%
William R. Green (5) 905 W. Riverside, Ste. 311 Spokane, WA 99201	1,046,000	3.26%
Eberhard A. Schmidt (5)	150,000	0.47%
Randal L. Hardy (6) 1611 N. Molter Road, Ste 201 Liberty Lake, WA 99019	60,000	0.0%
All executive officers and directors as a group (5 persons)	25,200,898	77.22%

_____

(1) includes 23,186,198 shares owned through the Hunt Family Limited Partnership (HFLP)
(2) includes 300,000 shares issued upon the conversion of special warrants in August 2005
(3) shares are jointly owned with Resa Hunt, Tim's wife
(4) includes 250,000 shares that could be issued upon exercise of options within 60 days
(5) includes 150,000 shares that could be issued upon exercise of options within 60 days
(6) includes 50,000 shares that could be issued upon exercise of options within 60 days
(7) calculation for each person should assume the exercise of their options or warrants though not the exercise of options or warrants held by others.

There are no arrangements known to the Company, the operation of which may at a subsequent time result in the change of control of the Company.

4. Required Approvals. By unanimous consent the Board of Directors of the Company has adopted resolutions (1) to nominate Tim Hunt, William R. Green, and Eberhard A. Schmidt to the board of directors of the Company to serve for a one-year term or until their respective successors are elected and have qualified; and (2) recommending that the Company's Shareholders vote to approve the slate of nominees to the Board of Directors submitted to the Shareholders for consideration at the Annual Meeting of Shareholders.

Directors are elected by a plurality of the votes cast by the holders of the Common Stock meeting at which a quorum is present. "Plurality" means that the individuals who receive the largest number of votes cast are elected as Directors up to

the maximum number of Directors to be chosen at the meeting. Consequently, any shares not voted (whether by abstentions, broker nonvotes or otherwise) have no impact in the election of Directors, except to the extent the failure to vote for an individual results in another individual receiving a larger number of votes. The election of Directors will be accomplished by determining the three (3) nominees receiving the highest total votes.

5. Dissenters' Rights. There are no dissenters' rights applicable to any matters to be considered at the Annual Meeting.

RECENT MARKET PRICES

MARKET PRICE OF COMMON EQUITY

The Common Stock of the Company is traded in the over the counter market on the NASD Bulletin Board under the symbol "HNTM". The shares were listed for trading during the third quarter of 2005. From 2002 until that time, the shares had been traded in the over the counter market on the NASD Bulletin Board under the symbol "MMLC". The following table shows the high and low closing sales prices for the Common Stock for each quarter since January 1, 2004. The quote data was obtained through Quotemedia.com. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

2004	High Closing	Low Closing
First Quarter	.10	.03
Second Quarter	.08	.045
Third Quarter	.05	.04
Fourth Quarter	.12	.04
2005		
First Quarter	.16	.09
Second Quarter	.40	.20
Third Quarter	.43	.31
Fourth Quarter	.32	.23
2006		
First Quarter	.42	.20
Second Quarter to April 28	.47	.38

Holders

As of May 15, 2006 there were approximately 1,546 shareholders of record of the Company's Common Stock.

Dividends

The Company has never paid any dividends and does not anticipate the payment of dividends in the foreseeable future.

EXECUTIVE OFFICERS AND DIRECTORS

The following information is provided as of the date of this memorandum with respect to each executive officer and director of the Company:

Name (age)	Position	Length of Service
Tim Hunt (53)	President and Director	2005
William R. Green (67)	Director	1993
Eberhard A. Schmidt (69)	Director	2005
Randal L. Hardy (45)	Chief Financial Officer	2005
Matthew J. Hughes (45)	Vice-President of Exploration	2005

<u>Tim Hunt</u> is a general partner of HFLP and is the founder and president of Spokane, Washington-based Huntwood Industries, the largest building products manufacturer in Eastern Washington with over 800 employees. Mr. Hunt has significant experience in raising capital and negotiating private equity placements for numerous companies

<u>William R. Green, P.E., Ph.D.</u> is a mining engineer and geologist, and was a professor of mining engineering at the University of Idaho from 1965 to 1983. He has been actively involved in the mining industry since 1962, working as a consultant to financial managers, and various US and Canadian public mining companies. He was a co-founder, and served

as an officer and director of both Bull Run Gold Mines and Yamana Resources. He was the President, CEO and Chairman of Mines Management, Inc., a U.S. public company from 1964 until 2003.

Eberhard A. Schmidt, Ph.D. has more than 35 years experience in exploring, evaluating and developing precious and base metal properties in the Western United States and Mexico. He managed regional exploration offices for Cyprus Mines, Amoco Minerals and Meridian Minerals in Spokane and for Minera Hecla in Mexico. Dr. Schmidt received his Ph.D. in Structural and Economic Geology from the University of Arizona and is a past president of the Northwest Mining Association.

Matthew J. Hughes is a geologist with seventeen years of experience in the discovery, exploration and mining of precious metal projects in Argentina, the United States, China, Brazil and Uzbekistan. He has worked as the chief geologist for Mundoro Mining, Inc., and a senior geologist and consultant for Yamana Resources, Minas Buenaventura, and Silver Standard Resources. Mr. Hughes has been the vice president of exploration for Platero Resources, chief mine geologist for Kinross Candelaria Mining Co., and exploration geologist for NERCO Exploration. He received his Bachelor of Science degree from the University of Oregon.

Randal L. Hardy is the former President and CEO of Sunshine Minting, Inc., a precious metal custom minting and manufacturing firm. He was also Treasurer of the publicly-traded Sunshine Mining and Refining Company and has extensive experience in all aspects of corporate financial management, debt and equity issuance, and public reporting. He received his Bachelor of Business Administration degree from Boise State University.

Board Committees

The entire board performs the function of the Audit, Compensation and Nominating Committees. Directors are currently nominated by the total Board of Directors. The Company has adopted charters for the Audit, Compensation and Nominating Commitees. The charters are posted on the Company's website at www.huntmountain.com and are attached to the 8-K filed with the Securities and Exchange Commission on May 12, 2006 as Exhibit 99.1 – 99.3.

The Audit Committee approves the selection of the Company's independent certified public accountants to audit the annual financial statements and review the quarterly financial statement, discusses with the auditors and approves in advance the scope of the audit and reviews, reviews management's administration of the system of internal controls, and reviews the Company's procedures relating to business ethics. Dr. William Green and Dr. Eberhard Schmidt are deemed to be independent directors as that term is defined in Rule 4200(a) (14) of the NASD's listing standards. Tim Hunt is not deemed to be an independent director as defined by the same rule. Dr. William Green is deemed to be a financial expert for the purpose of compliance with the Sarbanes – Oxley Act. The Audit Committee charter is attached to this Information Statement as Exhibit 99.1.

Appointment of Auditors

The Audit Committee has appointed the firm of LeMaster & Daniels PLLC as the Corporation's independent auditors for fiscal year ended December 31, 2006. LeMaster & Daniels PLLC has served as the Corporation's independent auditors since 2002. No representative of LeMaster & Daniels PLLC is expected to be present at the Annual Meeting with the opportunity to make statements and respond to appropriate questions from shareholders present at the meeting. Under the Sarbanes-Oxley Act of 2002, the Audit Committee has the sole authority to appoint the independent auditors for the Corporation. Therefore, the Corporation is not submitting the selection of LeMaster & Daniels PLLC to our shareholders for ratification. It is intended that LeMaster & Daniels PLLC will continue as the independent auditors for HMR.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Auditors

The Audit Committee is responsible for appointing, setting compensation and overseeing the work of the independent auditors. The Audit Committee has established a policy regarding pre-approval of all audit and non-audit services provided by the independent auditors. On an ongoing basis, management communicates specific projects and categories of services for which advance approval of the Audit Committee is requested. The Audit Committee reviews these requests and advises management if the Audit Committee approves the engagement of the independent auditors for specific projects. On a periodic basis, management reports to the Audit Committee regarding the actual spending for such projects and services compared to the approved amounts. The Audit Committee may also delegate the ability to pre-approve audit and permitted non-audit services to a subcommittee consisting of one or more Audit Committee members, provided that any such pre-approvals are reported on at a subsequent Audit Committee meeting.

Audit Fees

The aggregate fees billed for professional services rendered by the Company's principal accountant for the audit of the Company's annual financial statements for the fiscal years ended December 31, 2005 and 2004 and for services rendered by the Company's principal accountant relating to the preparation of quarterly financial statements for inclusion in the Company's quarterly reports on Form 10QSB were $11,465 and $9,000 respectively.

Audit Related Fees

The Company incurred no fees during the last two fiscal years for assurance and related services by the Company's principal accountant that were reasonably related to the performance of the audit of the Company's financial statements.

Tax Fees

The Company incurred fees totaling $1,025 and $600 during the fiscal years ended December 31, 2005 and 2004, respectively, for professional services rendered by the Company's principal accountant for tax compliance, tax advice and tax planning.

All Other Fees

The Company incurred no fees during the fiscal years ended December 31, 2005 and 2004, respectively, for services rendered by the Company's principal accountant relating all other services.


COMPENSATION OF DIRECTORS AND OFFICERS


The following table sets forth the compensation paid by the Company to its Chief Executive Officer and executive officers whose total annual salary and bonus exceeded $100,000 during the past three calendar years ("Executive Officers"). No officer or Executive Officer of the Company received compensation in excess of $100,000 during the past three calendar years. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.


Summary Compensation Table


					Long-Term Compensation			
		Annual Compensation			Awards		Payouts	
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Comp. ($)	Restricted Stock Awards(1) ($)	Securities Underlying Options/ SARs(#)	LTIP Payouts ($)	All Other Comp. ($)
Greg Lipsker President	2003	$0	$0	$0	$0	-0-	$0	$0
	2004	$0	$0	$0	$0	-0-	$0	$0
Tim Hunt President and Director	2005	$0	$0	$0	$0	-0-	$0	$0

Option Grants in the Last Fiscal Year

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number of Exercisable Options at Dec. 31, 2005
	10,000	$0.15	4.24	10,000
	150,000[1]	$0.25	5.00	0
	20,000	$0.34	4.58	20,000
	10,000	$0.37	4.26	10,000
TOTALS	190,000	$0.26	4.88	40,000

(1) Includes options granted during the year ended December 31, 2005 which will vest ratably in 2006, 2007, and 2008.

None of the Named Executive Officers, or our directors or officers exercised any options in respect of our common shares during the most recently completed financial year.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Please refer to information contained within Item 12. Certain Relationships and Related Transactions of the Company's 2005 Form 10-KSB.

Director Compensation

The Directors received no compensation for their services in 2005.

THE FOLLOWING PROPOSALS ARE SUBMITTED TO THE SHAREHOLDERS FOR CONSIDERATION AT THE ANNUAL MEETING OF SHAREHOLDERS:

1.   ELECTION OF DIRECTORS

The nominees for Directors, together with certain information with respect to them, are as follows:

Name	Age	Year First Became A Director
Tim Hunt	53	Director since 2005, President 2005 to present
William R. Green	67	Director since 1993
Eberhard A. Schmidt	69	Director since 2005

<u>Tim Hunt</u> is a general partner of HFLP and is the founder and president of Spokane, Washington-based Huntwood Industries, the largest building products manufacturer in Eastern Washington with over 800 employees. Mr. Hunt has significant experience in raising capital and negotiating private equity placements for numerous companies

<u>William R. Green, P.E., Ph.D.</u> is a mining engineer and geologist, and was a professor of mining engineering at the University of Idaho from 1965 to 1983. He has been actively involved in the mining industry since 1962, working as a consultant to financial managers, and various US and Canadian public mining companies. He was a co-founder, and served as an officer and director of both Bull Run Gold Mines and Yamana Resources. He was the President, CEO and Chairman of Mines Management, Inc., a U.S. public company from 1964 until 2003.

<u>Eberhard A. Schmidt, Ph.D.</u> has more than 35 years experience in exploring, evaluating and developing precious and base metal properties in the Western United States and Mexico. He managed regional exploration offices for Cyprus Mines, Amoco Minerals and Meridian Minerals in Spokane and for Minera Hecla in Mexico. Dr. Schmidt received his Ph.D. in Structural and Economic Geology from the University of Arizona and is a past president of the Northwest Mining Association.

Board Recommendation

The Board of Directors recommends a vote FOR each nominee to the Board of Directors.

ADDITIONAL SHAREHOLDER INFORMATION

Shareholder Proposals for 2007 Special Meeting

The Company will review shareholder proposals intended to be included in the Company's proxy materials for the 2007 Special Meeting of Shareholders which are received by the Company at its principal executive offices no later than February 27, 2007 (unless the date of the next annual meeting is changed by more than 30 days from the date of this year's meeting, in which case the proposal must be received a reasonable time before the Company begins to print and mail its proxy materials). Such proposals must be submitted in writing and should be sent to the attention of the Secretary of the Company. The Company will comply with Rule 14a-8 of the Exchange Act with respect to any proposal that meets its requirements.

Annual Report

The Company's Annual Report to Shareholders, consisting of the Corporation's Form 10-KSB for the year ended December 31, 2005 is being mailed to all Shareholders with this Information Statement. In addition, a Shareholder of record may obtain a copy of the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 (the "Form 10-KSB"), without cost, upon written request to the Secretary of the Company. The Annual Report on Form 10-KSB is not part of the proxy solicitation materials for the Annual Meeting.

Other Business

As of the date of this Information Statement, the Board of Directors is not aware of any matters that will be presented for action at the Annual Meeting other than those described above. However, should other business properly be brought before the Annual Meeting, such matters will be voted upon by the shares represented at the meeting.

By Order of the Board of Directors,

/s/ Tim Hunt
Tim Hunt, President and Chairman

Exhibits:

99.1 Audit Committee Charter

EXHIBIT 99.1

HUNTMOUNTAIN RESOURCES
AUDIT COMMITTEE CHARTER

I.   Purpose

The Audit Committee of the HuntMountain Resources Board of Directors is responsible for recommending, appointing, compensating and overseeing the external auditors to the Board; receiving, reviewing, and forwarding to the Board the annual financial report of the external auditors; and such other matters as may warrant its attention.

The Audit Committee's role is one of oversight. Management is responsible for preparing the Corporation's financial statements, and the independent auditors are responsible for auditing those financial statements. Management is responsible for the fair presentation of the information set forth in the financial statements in conformity with generally accepted accounting principles ("GAAP"). The independent auditors' responsibility is to provide its opinion, based on its audits, that the financial statements fairly present, in all material respects, the financial position, results of operations and cash flow of the Corporation in conformity with GAAP. It is the duty of the Audit Committee to conduct investigations and resolve disagreements, if any, between management and the independent auditors, or to assure compliance with applicable laws and regulations.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it shall have direct access to the independent auditors as well as anyone in the Corporation. The Board and the Audit Committee are to represent the Corporation's stockholders. Accordingly, the independent auditors are accountable to the Board and the Audit Committee.

II.   Membership of Audit Committee

The Audit Committee shall be comprised of two or more directors and one or more independent members as determined and appointed annually by the Board, each of whom must, for purposes of this Committee, be willing and able to function independent of management and free from any relationship (such as receipt of consulting fees) that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. Unless a Chair is appointed by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

Each member shall in the judgment of the Board of Directors be "financially literate" or must become "financially literate" within a reasonable period of time after appointment to the Committee. The Board will determine, in its business judgment, whether a director meets the financial literacy requirement. At least one member of the Committee shall in the judgment of the Board of Directors have accounting or financial management expertise. The terms financial literacy and financial expertise are defined as follows:

   a. Financial Literacy--The ability to read and understand fundamental financial statements, including a Balance Sheet, Income Statement and Statement of Cash Flows.

   b. Financial Expertise--Past employment experience in finance or accounting, CPA or comparable experience resulting in financial sophistication, including being a CEO or senior officer with financial oversight responsibilities.

Committee members shall be elected by the Board at the annual meeting of the Board of Directors; members shall serve until their successors shall be duly elected and qualified.

III.   Meetings and Reports

The Audit Committee shall meet at least quarterly, or more frequently as circumstances dictate. The Audit Committee is to meet in separate executive sessions with the Corporation's Chief Financial Officer or Principal Financial Officer, its independent auditors and its internal auditor at least once each year and at other times when considered appropriate. The Audit Committee shall provide regular reports to the Board. For the transaction of business at any meeting of the Committee, two members shall constitute a quorum. Meetings may be held in person, telephonically, or electronically.

IV.   Scope of Audit Committee Work

In accomplishing its assigned responsibilities, the Audit Committee will review the following listed matters and such other matters as may warrant its attention. It may, with approval of the Board, engage additional assistance to undertake such reviews of financial management performance as it deems necessary.

    a.   Recommend to the Board of Directors the selection of the Company's external auditors and the annual fees to be paid for services rendered by the external auditors, review each proposed audit plan developed by the external auditors, periodically review the performance of the external auditors, and recommend to the Board any proposed retention or discharge of the external auditors.

    b.   Review the Corporation's annual financial statements and reports as required by the Bylaws, including the compliance of the Corporation's accounting and financial management systems and reports with generally accepted accounting principles.

    c.   Review and forward to the Board the annual financial management letter of the external auditors, with such comments of its own as may be appropriate.

    d.   Periodically review the Corporation's systems of internal controls, including its risk management policy and any accompanying insurance coverage, and make recommendations to the Board for changes it considers desirable.

    e.   Review, with the Corporation's general counsel, any legal matter that could have a significant impact on the Corporation's financial statements.

    f.   Annually review the expense accounts and perquisites of Management, including their use of corporate assets, and consider the results of any review of these areas by the internal auditor or the outside auditor.

    g.   Review all material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company, that may have a material current of future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses.

    h.   Review and discuss with Management all disclosures made by the Company concerning any material changes in the financial condition or operations of the Company.

    i.   Review annually the independent auditors' letter of the recommendations to the Committee.

    j.   Review and approve all related-party transactions.

    k.   Establish procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

    l.   Resolve disagreements relating to accounting, internal control or auditing issues.

V.   Resources

The Audit Committee shall have the authority to retain independent legal, accounting and other consultants to advise the Committee. The Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

The Committee shall determine the extent of funding necessary for payment of compensation to the independent auditors for purpose of rendering or issuing the annual audit report and to any independent legal, accounting and other consultants retained to advise the Committee.